6001 America Center Drive, 6th Floor San Jose, California 95002 USA

March 22, 2018

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Viavi Solutions, Inc.
Form 10-K for the Fiscal Year Ended July 1, 2017
Filed August 29, 2017
Form 8-K filed February 1, 2018
File No. 000-22874

Dear Mr. Kevin J. Kuhar:

This letter is submitted on behalf of Viavi Solutions Inc. (the "Company") in response to the comments of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission set forth in your letter dated March 8, 2018 with respect to the Company's Form 10-K for Fiscal Year Ended July 1, 2017 filed August 29, 2017, and Form 8-K filed February 1, 2018.

To assist your review, we have included the text of the Staff's comments in italics below.

Form 8-K filed February 1, 2018
Exhibit 99.1

1.
We note that you present non-GAAP measures, such as non-GAAP revenue, non-GAAP adjusted gross margin, non-GAAP adjusted operating margin, non-GAAP adjusted income from operations, non-GAAP net income, and non-GAAP earnings per share without always identifying or labeling them as non-GAAP and reconciling each of the measures to the most directly comparable U.S. GAAP measure as required by Item 10(e)(1)(i) of Regulation S-K. Please revise your non-GAAP presentations in future filings to fully comply with that guidance. Note that non-GAAP measures presented for prior periods or quarterly periods should also be reconciled.

Company Response:

We acknowledge the Staff's comment and undertake that, in future filings, we will identify or label all non-GAAP measures as non-GAAP. In addition, we will reconcile each non-GAAP measure to the most directly comparable GAAP measure including prior periods or quarterly periods in compliance with Item 10(e)(1)(i) of Regulation S-K in future filings.

2.
We note that your consolidated and segment non-GAAP revenue measures are the same as your GAAP revenues in each of the periods presented. Please explain to us why management believes presenting the measure is meaningful to an investor. Describe to us the adjustments you made or would normally make in calculating the measure.

Company Response:

We include non-GAAP revenue measures as part of our GAAP and non-GAAP measures reconciliation; however, we did not make any non-GAAP adjustments in revenue for each of the periods presented. We acknowledge the Staff’s comment that presenting the identical GAAP and non-GAAP revenue measure is not meaningful to an investor. We will not include the presentation of non-GAAP revenue measures in future filings when no non-GAAP adjustment was made during the respective period.

3.
Your computation of EBITDA excludes the gain on the sale of investments in addition to interest, taxes, depreciation and amortization. Please revise the title of this non-GAAP measure to clearly distinguish it from EBITDA. Refer to Question 103.01 of the Non-GAAP Compliance and Disclosure Interpretations.

Company Response:

We acknowledge the Staff’s comment, and have studied the referenced Compliance and Disclosure Interpretations. In future filings, our computation of EBITDA will not exclude the gain on the sale of investments.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures notwithstanding any review, comments, action or absence of action by the Staff.

Please feel free to contact me at (408) 404-9095 should you require any further information, or clarification, or have any questions.

Sincerely,
/s/ Amar Maletira
Amar Maletira
Chief Financial Officer

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